Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Nine Months Ended September 30, 2014
Earnings:
Income from continuing operations before equity in earnings/(losses) of unconsolidated affiliates	$91,117
Fixed charges	70,455
Capitalized interest	(2,940)
Distributions of earnings from unconsolidated affiliates	1,634
Total earnings	$160,266

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$62,352
Amortization of deferred financing costs	2,270
Financing obligations interest expense	301
Capitalized interest	2,940
Interest component of rental expense	2,592
Total fixed charges	70,455
Preferred Unit distributions	1,881
Total fixed charges and Preferred Unit distributions	$72,336

Ratio of earnings to fixed charges	2.27
Ratio of earnings to combined fixed charges and Preferred Unit distributions	2.22